February 26, 2021




Gregory S. Rowland, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017


Re:    Silver Spike Investment Corp.
       Confidential Submission of Draft Registration Statement on Form N-2 File No. 377-04115

Dear Mr. Rowland:

        On January 29, 2021, you submitted on Form N-2, for confidential non-public review
pursuant to the Jumpstart Our Business Startups Act of 2012 (the    JOBS Act
), a draft
registration statement for common shares of Silver Spike Investment Corp. (the
  Company   ), a
business development company (   BDC   ). Please note that, pursuant to the
JOBS Act, not later
than 15 days before the date on which the Company conducts a road show or, if the Company does not conduct a road show, not later than 15 days before the anticipated date of effectiveness of the registration statement, the initial confidential submission and all amendments thereto shall be publicly filed with the Commission.

        We have reviewed the registration statement, and have provided our comments below. For convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

GENERAL COMMENTS

1. Please file a legality opinion as an exhibit to the registration statement addressing the
Company   s compliance with state and federal law arising from its investments in cannabis
companies. Since cannabis continues to be illegal under federal laws, and the Company must be
 Gregory S. Rowland, Esq.
February 26, 2021
Page 2


compliant with all federal and applicable state laws, please include a statement in the legality opinion that the Company will not be violating, either directly or indirectly, any federal or applicable state laws. Please also address in the legality opinion the Company
 s intention to
invest in total return swaps, in which the reference assets will be cannabis companies. In addition, please ensure that the registration statement clarifies the nature of the cannabis companies that the Company will invest in, including the status of their activities under state and federal law. We may have additional comments after reviewing your response.

2.     Please confirm to us that the Company will seek FINRA   s review of the
underwriting
terms and arrangements of the offering, and obtain a    no objections    letter
prior to requesting
acceleration of the registration statement.

3.     Please advise us whether you have presented any    test the waters
materials to potential
investors in connection with this proposed offering. If so, please provide us with copies of any such materials.

4. Please advise us whether you have submitted, or expect to submit, any exemptive applications or no-action requests in connection with the registration statement.

PROSPECTUS

Cover Page

5. The first paragraph on the cover page states that the Company seeks to provide credit and
equity financing alternatives    across cannabis companies, enabling
technologies, health and
wellness, and hemp and cannabidiol (   CBD   ) distribution.    Please revise
this sentence to clarify
that the references to    enabling technologies    and    health and wellness
 are cannabis-enabling
technologies and cannabis-related health and wellness. Please also provide a definition of
   cannabis companies    in this paragraph (e.g., a company that derives a
certain specified
percentage of its profits or revenues from, or commits a certain specified percentage of its assets to, the cannabis industry). Provide similar definitions for cannabis-enabling technologies companies and cannabis-related health and wellness companies. For example, cannabis-enabling technology companies would be companies that derive at least a certain specified percentage of their revenue from cannabis-related products or services.

6. The second paragraph on this page states that the Company may invest in total return swaps. Please disclose in the discussion of total return swaps on page 36 of the prospectus, and in the discussions of the calculation of investment advisory fees and incentive fees on page 8 of the prospectus, that the Company looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the incentive fee. See
Section 205(b)(3) of the Investment Advisers Act of 1940 (the    Advisers Act
) and AICPA
Expert Panel Meeting Minutes May 22, 2013/ AICPA Audit Risk Alert- Investment Company
Industry Developments 2013/2014. In addition, please confirm to us that all provisions of the
Investment Company Act of 1940 (the    Investment Company Act   )
(specifically, Sections 55,
 Gregory S. Rowland, Esq.
February 26, 2021
Page 3


59, and 61 of the Investment Company Act) and Section 205 of the Advisers Act will be applied on a look-through basis consistent with this economic reality, and provide us with a detailed explanation regarding how these provisions will be applied.

7. Please provide us with a form of investment advisory agreement that precisely describes all compensation to be paid to the Investment Adviser thereunder, including any compensation to
be derived from the Company   s investments in total return swaps. See Section
15(a)(1) of the
Investment Company Act.

Prospectus Summary     Silver Spike Investment Corp. (Page 1)

8. The second paragraph in this section states that the Company will invest primarily in secured debt, unsecured debt, equity warrants and direct equity investments in privately held
businesses.    If the Company intends to invest in covenant-lite loans, please describe these loans,
and the extent to which the Company may invest in such loans. Also, disclose the risks of
covenant-lite loans in the discussions of the Company   s investment risks.

Prospectus Summary     The Investment Adviser (Page 2)

9. Please move the extensive discussion of the Investment Adviser out of the synopsis and limit this section to key features of the offering and the Fund. See Item 3.2 of Form N-2. Also, the first paragraph in this section states that the Investment Adviser receives a management fee
as a percentage of the Company   s    gross assets.    Please define    gross
assets    in this paragraph.

Prospectus Summary     Summary Risk Factors (Page 3)

10. Since the Company will have significant exposure to junk bonds, please provide in this section a brief discussion of the speculative characteristics of these types of investments.

11. Please disclose the risks to investors regarding the Company's status as an emerging growth company, and the resultant exemptions from certain disclosure requirements and prohibitions.

12. The 19th bullet point in this section states that distributions may include a return of capital. Please disclose here that a return of capital is a return to investors of a portion of their original investment in the Company, and does not represent income or capital gain, and address the tax consequences of a return of capital. Please also provide this disclosure in the
   Distributions    section on page 9 of the prospectus.

The Offering     Investment Advisory Fees (Page 8)

13. The second paragraph in this section states that the incentive fee on Pre-Incentive Fee
Net Investment Income    is subject to a    hurdle.    Please disclose the
quarterly and annual hurdle
rates regarding the incentive fee on Pre-Incentive Fee Net Investment Income.
 Gregory S. Rowland, Esq.
February 26, 2021
Page 4


The Offering     Distributions (Page 9)

14. This section states that, subsequent to the completion of the offering, the Company intends to make quarterly distributions. If the Company intends to make distributions out of offering proceeds, please disclose that intention in this section, and disclose
why the Company   s
Board of Directors has decided that this is an appropriate use of offering proceeds. Also, please inform us whether the Company intends to enter into a distribution support or expense support agreement with the Investment Adviser to enable the Company to make distributions. We may have additional comments after reviewing your response.

Fees and Expenses (Page 12)

15.    Please provide a completed fee table and Example as soon as possible.

16. Disclosure in the fifth paragraph of the Dividend Reinvestment Plan section on page 99 of the registration statement states that, if a plan participant elects to have the plan administrator sell any shares in the participant's account and remit the proceeds, "the plan administrator is authorized to deduct a $[ ] transaction fee." Please disclose the amount of the transaction fee in the "Dividend reinvestment plan fees" line item, and disclose the basis on which such fees are imposed in a note to the fee table. See Instruction 4 to Item 3 of Form N-2.

17. Please revise footnote (3) of the fee table by moving the discussion in the three bullet points to the Investment Advisory Fees section on page 8 of the registration statement.

18.     The statement in bold font at the bottom of page 13 states    [t]his
example and the
expenses in the table above should not be considered a representation of our future expenses.
Please revise this sentence to delete the phrase "and the expenses in the table above." See
Instruction 11.d to Item 3 of Form N-2.

Risks Relating to our Business and Structure     We are an    emerging growth
company    and
we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors. (Page 23)

19. The first paragraph in this section states that the Company intends to take advantage of the exemption for emerging growth companies allowing it to temporarily forgo the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and then
states    [w]e do
not intend to take advantage of other disclosure or reporting exemptions for emerging growth
companies under the JOBS Act.    However, the next paragraph in this section
states    [w]e will
take advantage of the extended transition period for complying with new or revised accounting
standards.    Accordingly, please delete the sentence that states    [w]e do
not intend to take
advantage of other disclosure or reporting exemptions for emerging growth companies under the
JOBS Act.
 Gregory S. Rowland, Esq.
February 26, 2021
Page 5


Risks Relating to Our Investments - To the extent OID and PIK interest constitute a portion of our income, we may be exposed to higher risks with respect to such investments. (Page 30)

20. Please disclose in this section whether the Investment Adviser is obligated to return to the
Company the incentive fee it receives on PIK interest that is later determined to be uncollectible in cash.

We are subject to certain risks associated with foreign investments. (Page 35)

21. This section states that the Company may invest in foreign companies. Please explain to us whether the Company may also invest in emerging market companies. If so and the Company will have significant investments in emerging market companies, please provide corresponding risks in this section.

Valuation of Portfolio Investments and NAV Determinations - Determinations in Connection with Certain Offerings (Page 77)

22. This section states that, in connection with certain offerings of shares of common stock,
the Company   s Board of Directors    or one of its committees    will be
required to make the
determination that the Company is not selling shares of its common stock at a price below the then-current NAV per share. Please revise this section to clarify that the entire Board of
Directors is ultimately responsible for this determination.

23. This section also states that the determination that the Company is not selling shares of its
common stock at a price below their then-current net asset value    will not
require that we
calculate the NAV per share of our common stock.    Please revise this section
to state that, in
order to determine that the Company is not selling shares of its common stock below their then-current net asset value, the Company is required to determine the net asset value of its shares within 48 hours prior to the sale of its shares. See Section 23(b) of the Investment Company Act.

Management (Page 79)

24. We note that much of the information for this section will be provided in a subsequent registration statement. Please ensure that the registration statement includes all information
required by Item 18 of Form N-2 regarding the Company   s directors including,
for each
individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Company. See Item 18.17 of Form N-2.

License Agreement (Page 95)

25.     Please file a copy of the Company   s license agreement with SSC as an
exhibit to the
registration statement. See Item 25.2.k of Form N-2.
 Gregory S. Rowland, Esq.
February 26, 2021
Page 6


ACCOUNTING COMMENTS

Investment Advisory Fees

26.    On page 9 of the registration statement, please modify the statement we do not have a
formal    claw back    right against our Adviser per se,    to remove the words
   formal    and    per se
to avoid any misconception that there exists an informal or voluntary    claw
back    mechanism.

Affiliated Transactions

27. Please explain to us whether the Company contemplates, subject to regulatory limitations, entering into co-investments or other transactions with Silver Spike Acquisition
Corporation.

Payment-In-Kind interest, Zero Coupon Securities and Original Issue Discount

28.     Please provide us with the details of the Company   s expectations for
the percentage of
loans it anticipates issuing with a deferred interest feature and how, in general, this compares to the composition of cannabis industry loan issuances.

ADDITIONAL COMMENTS

29. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

30. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities
Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

31. Responses to this letter should be in the form of either (i) an amended draft registration statement submitted pursuant to the JOBS Act, or (ii) a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

32. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
 Gregory S. Rowland, Esq.
February 26, 2021
Page 7


                                      *******

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6959.

                                                            Sincerely,

                                                            /s/ Edward P. Bartz

                                                            Edward P. Bartz
                                                            Senior Counsel




cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief